STARBOT ROBOTICS

Robots that help restaurants and hotels with repetitive tasks



starbotusa.com Santa Barbara, CA

Highlights

1. AI-powered service robots already deployed in real restaurant environments interacting with customer
2. Building a wheeled humanoid robotics platform designed to be safer, more energy efficient
3. Focused on hospitality, retail, and commercial service automation in response to labor shortages
4. Collaborating with researchers and engineers affiliated with leading institutions including UCSB.

Team

Yong Wang SPV Voting Proxy

Pitch Deck


REAL DEPLOYMENT
Embodied AI for the Service Economy
Not a lab demo.
A robot-powered solution for repetitive, difficult-to-staff work already operating in real commercial environments
STARBOT


18 months of real-world data collection and iteration
Signed customers include Best Buy, Hilton, and others
We are more than a robot hardware company.
Our robots support people with repetitive work and help businesses sustain roles that are consistently difficult to staff.

Memo

The Problem

Restaurants and hotels are stuck in a staffing trap: 30–35% of revenue goes to labor, turnover tops 70% a year, and coverage gaps in repetitive roles are constant. StarBot's bet is that customers now care less about flashy demos and more about reliable help getting the work done.

The Solution

StarBot pairs autonomous navigation, robotic manipulation, and conversational AI to support — not replace — frontline teams: greeting, order-taking, delivery, payment, and nighttime patrol. Vision and preference models also help drive repeat visits and bigger baskets. Every deployment feeds an OTA-updated learning loop that makes the fleet smarter over time.

Business Model

Hardware ($4,999) gets robots in the door; software ($499/mo) is where the margin lives. That's $5,988 in annual recurring revenue per robot at 52–55% blended gross margin — recurring revenue compounds as the installed base grows. (Figures cover the wheeled platform; the new humanoid isn't priced yet.)

Market & Growth

~700,000 U.S. restaurants plus hotels and retail add up to a 760,000+ venue opportunity. At 5% adoption and two robots per venue, that's ~70,000 units. The roadmap: 2026 production and regional rollout, 2027 enterprise expansion, 2028 global scale.

Why StarBot Wins

Tesla Optimus and Figure AI are building general-purpose humanoids for the long game. StarBot is live today, shipping revenue-generating deployments, and matching form factor to workflow — wheeled for now, humanoid where it fits — to cut operational risk and cost.

Moat

- Real-world data: every deployment captures navigation, interaction, and exception-handling data competitors in the lab don't have.
- Small language models distilled under MIT guidance for low-latency, on-device control.
- In-house motors and reducers, reducing supply dependency and protecting margin.

- More live sites → more data → stronger moat, compounding with scale.

Risks

- Early revenue (~$50k cumulative) — traction is still mostly pilot-stage.
- Hardware supply chain and production scaling as deployment ramps.
- Crowded humanoid/service-robotics field, though StarBot's near-term moat is deployment, not form factor.

Team & Validation

Full-stack team across navigation, vision, control, models, and motors, with advisors and engineers from MIT, CMU, UC Berkeley, HKUST, TU Delft, and UCSB. Public demos and media coverage (NHK, BRTV, TF1, China News) back up the claim that this is a deployable system, not a prototype.

Exit

Two paths: strategic acquisition by a larger tech or robotics company, or continued independent growth toward IPO as subscription revenue scales.

Source: StarBot Inc. pitch deck. Figures are company-reported and have not been independently verified.